FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of September 30, 2009.

Millicom is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. As of September 30, 2009, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia (see notes 4 and 16). In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda. Services in Rwanda are expected to be launched before the end of 2009. The Company’s shares are traded on the NASDAQ Global Select Market and on the Stockholm stock exchange.

Interim condensed consolidated income statement for the nine months ended September 30, 2009 and 2008	Millicom International Cellular S.A.

	Notes	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	2,449,045	2,309,548
Cost of sales		(865,969)	(819,471)
Gross profit		1,583,076	1,490,077
Sales and marketing		(472,023)	(491,349)
General and administrative expenses		(438,498)	(366,135)
Other operating expenses		(46,370)	(44,363)
Operating profit	7	626,185	588,230
Interest expense		(127,722)	(87,634)
Interest and other financial income		8,042	25,332
Other non operating income (expense), net	8	1,845	(20,828)
Profit from associates		2,339	6,771
Profit before taxes from continuing operations		510,689	511,871
Charge for taxes	9	(143,803)	(131,599)
Profit for the period from continuing operations		366,886	380,272
(Loss) profit for the period from discontinued operations, net of tax	5	(9,274)	15,110
Net profit for the period		357,612	395,382

Attributable to:
Equity holders of the Company		396,577	451,338
Non-controlling interests		(38,965)	(55,956)

Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	3.66	4.19

Diluted (US$)
Profit for the period attributable to equity holders	10	3.65	4.17

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated income statement for the three months ended September 30, 2009 and 2008	Millicom International Cellular S.A.

	Notes	Three months ended September 30, 2009	Three months ended September 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	7	856,198	800,191
Cost of sales		(304,923)	(290,393)
Gross profit		551,275	509,798
Sales and marketing		(161,713)	(167,981)
General and administrative expenses		(157,708)	(122,455)
Other operating expenses		(15,233)	(19,609)
Operating profit	7	216,621	199,753
Interest expense		(42,929)	(9,804)
Interest and other financial income		1,684	6,225
Other non operating income (expense), net	8	9,161	(28,525)
Profit from associates		—	2,643
Profit before taxes from continuing operations		184,537	170,292
Charge for taxes	9	(50,992)	(29,147)
Profit for the period from continuing operations		133,545	141,145
(Loss) profit for the period from discontinued operations, net of tax	5	(3,549)	1,663
Net profit for the period		129,996	142,808

Attributable to:
Equity holders of the Company		142,691	161,295
Non-controlling interests		(12,695)	(18,487)

Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	10	1.31	1.49

Diluted (US$)
Profit for the period attributable to equity holders	10	1.31	1.49

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2009 and 2008	Millicom International Cellular S.A.

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	357,612	395,382
Other comprehensive income:
Exchange differences on translating foreign operations	(21,000)	9,958
Total comprehensive income for the period	336,612	405,340

Attributable to:
Equity holders of the Company	376,720	459,263
Non-controlling interests	(40,108)	(53,923)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of comprehensive income for the three months ended September 30, 2009 and 2008	Millicom International Cellular S.A.

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	129,996	142,808
Other comprehensive income:
Exchange differences on translating foreign operations	11,007	(36,540)
Total comprehensive income for the period	141,003	106,268

Attributable to:
Equity holders of the Company	154,499	128,146
Non-controlling interests	(13,496)	(21,878)

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet as of September 30, 2009 and December 31, 2008	Millicom International Cellular S.A.

	Notes	September 30, 2009	December 31, 2008
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net		1,067,265	990,350
Property, plant and equipment, net	11	2,687,666	2,787,224
Investments in associates		1,143	21,087
Pledged deposits		59,543	6,172
Deferred taxation		17,017	14,221
Other non-current assets		7,967	17,023
TOTAL NON-CURRENT ASSETS		3,840,601	3,836,077

CURRENT ASSETS
Inventories		45,519	58,162
Trade receivables, net		286,796	257,455
Amounts due from joint venture partners		33,789	40,228
Prepayments and accrued income		81,203	82,303
Current tax assets	9	24,952	21,597
Supplier advances for capital expenditures		93,604	142,369
Other current assets		64,654	87,859
Cash and cash equivalent		873,008	674,195
TOTAL CURRENT ASSETS		1,503,525	1,364,168
Assets held for sale		402,207	20,563
TOTAL ASSETS		5,746,333	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated balance sheet as of September 30, 2009 and December 31, 2008	Millicom International Cellular S.A.

	Notes	September 30, 2009	December 31, 2008
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		657,653	642,544
Other reserves		(84,644)	(47,174)
Retained profits		1,081,668	565,032
Net profit for the period/year attributable to equity holders		396,577	517,516
		2,051,254	1,677,918
Non-controlling interests		(66,060)	(25,841)
TOTAL EQUITY		1,985,194	1,652,077

LIABILITIES
Non-current liabilities
Debt and other financing:
10% Senior Notes	13	454,216	453,471
Other debt and other financing	13	1,337,361	1,208,012
Provisions and other non-current liabilities		100,536	70,008
Deferred taxation		70,183	81,063
Total non-current liabilities		1,962,296	1,812,554

Current liabilities
Debt and other financing	13	563,472	496,543
Payables and accruals for the purchase of property, plant and equipment		243,528	501,978
Other trade payables		269,417	240,576
Amounts due to joint ventures partners		28,876	49,921
Accrued interest and other expenses		193,145	159,539
Current tax liabilities		73,199	93,416
Provisions and other current liabilities		194,031	207,106
Total current liabilities		1,565,668	1,749,079
Liabilities directly associated with assets held for sale		233,175	7,098
TOTAL LIABILITIES		3,761,139	3,568,731
TOTAL EQUITY AND LIABILITIES		5,746,333	5,220,808

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008	Millicom International Cellular S.A.

	Notes	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		510,689	511,871
Adjustments
Interest expense		127,722	87,634
Interest and other financial income		(8,042)	(25,332)
Other non operating income (expense), net		(1,845)	20,828
Profit from associates		(2,339)	(6,771)
Operating profit		626,185	588,230
Adjustments for non-cash items:
Depreciation and amortization		433,215	329,714
Loss on disposal and impairment of property, plant and equipment		3,567	2,079
Share-based compensation		5,394	19,906
		1,068,361	939,929
Increase in trade receivables, prepayments and other current assets		(83,783)	(63,586)
Decrease in inventories		10,431	12,446
Increase in trade and other payables		89,328	57,930
Changes to working capital		15,976	6,790
Interest expense paid		(95,852)	(82,277)
Interest received		8,779	25,167
Taxes paid		(168,378)	(173,321)
Net cash provided by operating activities		828,886	716,288
Cash flows from investing activities
Acquisition of subsidiaries, joint ventures and associates		(55,524)	—
Purchase of intangible assets and license renewals		(24,052)	(8,783)
Purchase of property, plant and equipment	11	(572,864)	(808,873)
Proceeds from sale of property, plant and equipment		3,896	2,221
Disposal (purchase) of pledged deposits, net		(43,315)	9,471
Cash used by other investing activities		(14,606)	(4,079)
Net cash used by investing activities		(706,465)	(810,043)
Cash flows from financing activities:
Proceeds from issuance of shares		745	3,819
Proceeds from issuance of debt and other financing		310,317	752,290
Repayment of debt and financing		(207,227)	(521,129)
Payment of dividends		—	(259,704)
Net cash provided (used) by financing activities		103,835	(24,724)
Transfer of cash to assets held for sale		(25,889)	(59,475)
Cash used by discontinued operations		(6,327)	—
Exchange gains on cash and cash equivalents		4,773	4,746
Net increase (decrease) in cash and cash equivalents		198,813	(173,208)
Cash and cash equivalents at the beginning of the year		674,195	1,174,597
Cash and cash equivalents at the end of the period		873,008	1,001,389

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

The accompanying notes are an integral part of these condensed financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended September 30, 2008, December 31, 2008 and September 30, 2009	Cellular S.A.

	Number of shares	Share capital	Share premium	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Balance as of December 31, 2007	102,428	153,643	263,709	824,998	45,557	1,287,907	80,429	1,368,336
Profit for the period	—	—	—	451,338	—	451,338	(55,956)	395,382
Currency translation differences	—	—	—	—	7,925	7,925	2,033	9,958
Total comprehensive income for the period	—	—	—	451,338	7,925	459,263	(53,923)	405,340
Transfer to legal reserve	—	—	—	(262)	262	—	—	—
Dividends paid to shareholders	—	—	—	(259,704)	—	(259,704)	—	(259,704)
Shares issued via the exercise of stock options	167	250	3,833	—	(923)	3,160	—	3,160
Share based compensation	17	27	1,925	—	17,954	19,906	—	19,906
Issuance of shares	9	14	1,025	—	—	1,039	—	1,039
Issuance of shares-2006 LTIP	52	76	3,887	—	(3,963)	—	—	—
Conversion of the 4% Convertibles Notes	5,622	8,434	205,658	—	(38,913)	175,179	—	175,179
Balance as of September 30, 2008 (unaudited)	108,295	162,444	480,037	1,016,370	27,899	1,686,750	26,506	1,713,256
Profit for the period	—	—	—	66,178	—	66,178	(57,119)	9,059
Currency translation differences	—	—	—	—	(68,771)	(68,771)	4,772	(63,999)
Total comprehensive income for the period	—	—	—	66,178	(68,771)	(2,593)	(52,347)	(54,940)
Shares issued via the exercise of stock options	2	2	61	—	(14)	49	—	49
Share based compensation	—	—	—	—	(6,288)	(6,288)	—	(6,288)
Balance as of December 31, 2008	108,297	162,446	480,098	1,082,548	(47,174)	1,677,918	(25,841)	1,652,077
Profit for the period	—	—	—	396,577	—	396,577	(38,965)	357,612
Currency translation differences	—	—	—	—	(19,857)	(19,857)	(1,143)	(21,000)
Total comprehensive income for the period	—	—	—	396,577	(19,857)	376,720	(40,108)	336,612
Transfer to legal reserve	—	—	—	(880)	880	—	—	—
Shares issued via the exercise of stock options	38	56	921	—	(232)	745	—	745
Share based compensation	7	10	373	—	5,011	5,394	—	5,394
Issuance of shares-2006 LTIP	203	304	13,445	—	(13,749)	—	—	—
Acquisition of non-controlling interest in Chad	—	—	—	—	(9,523)	(9,523)	(111)	(9,634)
Balance as of September 30, 2009 (unaudited)	108,545	162,816	494,837	1,478,245	(84,644)	2,051,254	(66,060)	1,985,194

(i)                                  Includes profit for the period attributable to equity holders, of which $38 million (December 31, 2008: $24 million) are undistributable to equity holders

The accompanying notes are an integral part of these condensed financial statements.

Notes to the interim condensed consolidated financial statements as of September 30, 2009	Millicom International Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global telecommunications group with mobile telephony operations in the world’s emerging markets. It also operates fixed telephony, cable and broadband businesses in five countries in Central America. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of September 30, 2009, Millicom had 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia (see notes 4 and 16). Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008 Millicom was successful in the tender for the third national mobile license in Rwanda, where it expects to launch services in the last quarter of 2009.

The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2008 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as of December 31, 2008, as disclosed in Note 2 of those financial statements, with the exception of the early adoption as of January 1, 2009 of IFRS 3R, ‘Business combinations’, and IAS 27R, ‘Consolidated and separate financial statements’.

The Group early adopted IFRS 3R, ‘Business combinations’, in 2009. The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed.

As the Group has early adopted IFRS 3R, it is required to early adopt IAS 27R, ‘Consolidated and separate financial statements’, at the same time. IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.

The following new standards and amendments to standards, which affect the presentation of the interim condensed consolidated financial statements, are mandatory for the first time for the financial year beginning January 1, 2009.

•                  IAS 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement. In addition, the Standard introduces the statement of comprehensive income, which presents all items of income and expenses recognized in profit or loss, together with all other items of recognized income and expense. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Group has decided to present two statements. The interim financial statements have been prepared under the revised disclosure requirements.

•                  IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. Operating segments are reported in a manner consistent with the internal reporting provided to the “Chief Operating Decision-Maker”, who makes strategic decisions. As a result of the adoption of IFRS 8, Millicom concluded that its reportable segments were Central America, Amnet, South America, Africa and Asia, which does not present any change compared to the definition of segments under IAS 14. Some comparatives for 2008 have been reclassified.

In addition, the following amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009, but are not currently relevant nor have a material impact for the Group.

•                  IFRS 2 (amendment), ‘Share-based payment’.

•                  IAS 32 (amendment), ‘Financial instruments: Presentation’.

•                  IFRIC 13, ‘Customer loyalty programmes’.

•                  IFRIC 15, ‘Agreements for the construction of real estate’.

•                  IFRIC 16, ‘Hedges of a net investment in a foreign operation’.

Finally, the following new interpretations have been issued, but are not effective for the period of these financial statements and have not been early adopted.

•                  IFRIC 17, ‘Distributions of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009.

•                  IFRIC 18, ‘Transfers of assets from customers’, effective for transfers of assets received on or after July 1, 2009.

3.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND MINORITY INTERESTS

During the nine months ended September 30, 2009, Millicom’s joint venture in Guatemala acquired the remaining non-controlling interest in Navega.com S.A. and Millicom acquired the remaining non-controlling interest in its operation in Chad.

Navega.com S.A.

On March 13, 2009, Millicom’s joint venture in Guatemala completed the acquisition of the remaining 55% interest in Navega.com S.A. (“Navega”). The allocation of the purchase price will be completed within the one year window period allowed by IFRS 3R. As of September 30, 2009, the consideration paid in excess of the carrying value of the net assets acquired has been provisionally allocated to goodwill. Millicom’s share of this goodwill amounted to $36 million. Navega’s net asset book value amounted to $14 million.

Millicom’s share of the acquisition cost of the remaining 55% interest in Navega amounted to $50 million and Millicom’s share of the net cash acquired amounted to $11 million; net cash used for this acquisition therefore amounted to $39 million.

The acquired business contributed revenues of $14 million and net profit of $3 million for the period from acquisition to September 30, 2009. If the acquisition had occurred on January 1, 2009, unaudited pro forma Group revenues from continuing operations for the nine months ended September 30, 2009 would have been $2,462 million, and the unaudited pro forma net profit from continuing operations for the same period would have been $371 million. These amounts have been calculated using the Group accounting policies.

Millicom decided to early adopt IFRS 3R and has applied it to this acquisition (see note 2). As a result, Millicom revalued at fair value its previously held 45% interest in Navega (held by Millicom’s joint venture in Guatemala) and its previously held 49% interest in Metrored S.A. (“Metrored”), a subsidiary of Navega (held by Millicom’s joint venture in Honduras), recognizing a gain of $32 million, recorded under the caption “Other non operating (expense) income, net” (see note 8).

Millicom Tchad S.A.

On March 4, 2009, Millicom completed the acquisition of the remaining 12.5% non-controlling interests in its operation in Chad. The initial consideration amounted to $8 million and was paid in cash. If certain conditions are met, Millicom will have to pay further $2 million within the next 24 months.

Millicom decided to early adopt IAS 27R and applied it to this acquisition (see note 2). As a result, the purchase of the non-controlling interest in Chad was treated as an equity transaction. The difference between the acquisition cost and the carrying value of the existing non-controlling interest at the date of the transaction resulted in a decrease of Millicom shareholders’ equity of $10 million.

Other minor investments

During the nine months ended September 30, 2009, Millicom acquired other minor investments for a cash consideration of $9 million.

4.  DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

There were no disposals of subsidiaries and joint ventures during the nine months ended September 30, 2009 (see note 16).

Completion of the sale of Millicom’s Sri Lanka operation

On October 15, 2009 Millicom announced that it entered into an unconditional agreement for the sale of Tigo (Private) Limited, its Sri Lanka operation, to Etisalat for approximately $155 million in total cash proceeds. The transaction, that valued the Sri Lanka operation at an enterprise value of $207 million, was closed on October 16, 2009 (see note 16).

Proposed sale of Millicom (SL) Limited

On July 28, 2009, Africell Holding SAL, a member of Lintel group, agreed to acquire Millicom (SL) Limited, Millicom’s GSM operation in Sierra Leone.  Completion of the transaction is subject to certain regulatory approvals and procedures.  No material impact to the income statement will arise as a result of the transaction.

Proposed sale of Millicom’s Cambodian operations

On August 11, 2009 Millicom announced that it signed an agreement for the sale of its Cambodian operations to The Royal Group, its partner in Cambodia, for $346 million in cash, payable on completion.  This transaction comprises Millicom’s 58.4% holdings in CamGSM, Royal Telecam International and Cambodia Broadcasting Services.

The transaction valued the Cambodian operations at an enterprise value of $605 million.  Completion of the transaction is subject to customary financing and regulatory approvals. If such approvals are obtained, completion is expected to take place before the end of 2009.

Proposed sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion.

The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.  Completion of the transaction is subject to regulatory approvals. If such approvals are obtained, completion is expected to take place before the end of 2009.

5.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In May 2009, Millicom decided to dispose of its businesses in Cambodia, Laos and Sri Lanka and, as a result, in accordance with IFRS 5, these operations have been classified as discontinued operations and comparative figures have been reclassified for comparison purposes. In addition as at September 30, 2009 the assets and liabilities of these operations were disclosed under the caption “Assets held for sale” and “Liabilities directly associated with assets held for sale”. Millicom’s businesses in Cambodia, Laos and Sri Lanka previously represented the whole of the segment “Asia”.

The results for the nine and three months ended September 30, 2009 and 2008 of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone, which was classified as an asset held for sale and a discontinued operation as from December 2008 and was previously disclosed under the segment “Africa”, are presented below:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	198,386	202,772
Operating expenses	(192,612)	(170,264)
Operating profit	5,774	32,508
Non-operating expenses, net(i)	(11,035)	(11,832)
(Loss) profit before tax	(5,261)	20,676
Taxes	(4,013)	(5,566)
(Loss) profit for the period attributable to equity holders	(9,274)	15,110

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	62,299	68,917
Operating expenses	(61,311)	(60,895)
Operating profit	988	8,022
Non-operating expenses, net	(3,328)	(4,953)
(Loss) profit before tax	(2,340)	3,069
Taxes	(1,209)	(1,406)
(Loss) profit for the period attributable to equity holders	(3,549)	1,663

(i)                                  Includes an impairment for Millicom’s operation in Sierra Leone, amounting to $9 million for the nine months ended September 30, 2009.

6.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	706,173	721,101
Operating expenses	(365,207)	(358,998)
Operating profit	340,966	362,103

	Three months ended September 30, 2009	Three months ended September 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	235,974	240,711
Operating expenses	(125,574)	(123,388)
Operating profit	110,400	117,323

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia as discontinued operations.

7.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used to make strategic and operational decisions.

Management considers the Group from both a business and geographic perspective. The Group operates in the mobile telephony business as well as in the cable, broadband and fixed telephony business (Amnet). The Group’s risks and rates of return for its mobile operations are affected predominantly by the fact that it operates in different geographical regions. The mobile operating businesses are organized and managed according to these selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has mobile businesses in four regions: Central America, South America, Africa and Asia. Its Amnet business operates in Central America. Millicom’s operation in Sierra Leone was classified as a discontinued operation as from December 2008; the Asia region has been classified as a discontinued operation from January 1, 2009 (see note 5).

The information provided to the management for the reportable segments for the nine and three months ended September 30, 2009 is as follows:

Nine months ended September 30, 2009	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	984,351	763,091	554,949	146,654	—	2,449,045	198,386	—	2,647,431
Operating profit	443,341	152,805	57,577	25,055	(52,593)	626,185	5,774	—	631,959
Add back:
Depreciation and amortization	105,535	149,978	136,246	40,630	826	433,215	50,317	—	483,532
Loss on disposal and impairment of property, plant and equipment	552	1,211	1,640	161	3	3,567	8,777	—	12,344
Share-based compensation	—	—	—	—	5,394	5,394	—	—	5,394
Corporate cots	—	—	—	—	46,370	46,370	—	—	46,370
Adjusted operating profit	549,428	303,994	195,463	65,846	—	1,114,731	64,868	—	1,179,599

Total Assets	1,157,296	1,388,079	1,588,215	795,406	614,846	5,543,842	399,461	(196,970)	5,746,333
Total Liabilities	647,540	1,202,113	1,591,054	173,184	745,634	4,359,525	232,850	(831,236)	3,761,139

Additions to:
Property, plant and equipment	65,391	95,781	259,544	40,609	518	461,843	65,848	—	527,691
Intangible assets	191	15,687	1,713	6,312	269	24,172	—	—	24,172
Capital expenditure	65,582	111,468	261,257	46,921	787	486,015	65,848	—	551,863

Three months ended September 30, 2009	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	326,385	277,136	200,482	52,195	—	856,198	62,299	—	918,497
Operating profit	142,772	59,543	23,635	9,395	(18,724)	216,621	988	—	217,609
Add back:
Depreciation and amortization	36,992	53,024	50,630	14,597	246	155,489	18,178	—	173,667
Loss (gain) on disposal and impairment of property, plant and equipment	392	215	554	(5)	3	1,159	(676)	—	483
Share-based compensation	—	—	—	—	3,242	3,242	—	—	3,242
Corporate cots	—	—	—	—	15,233	15,233	—	—	15,233
Adjusted operating profit	180,156	112,782	74,819	23,987	—	391,744	18,490	—	410,234

The information provided to the management for the reportable segments for the nine and three months ended September 30, 2008 is as follows:

Nine months ended September 30, 2008	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	1,021,939	759,148	528,461	—	—	2,309,548	202,772	—	2,512,320
Operating profit	479,335	99,171	74,274	—	(64,550)	588,230	32,508	—	620,738
Add back:
Depreciation and amortization	79,368	151,046	98,601	—	669	329,714	40,482	—	370,196
Loss (gain) on disposal and impairment of property, plant and equipment	1,068	1,047	382	—	(418)	2,079	190	—	2,269
Corporate costs	—	—	—	—	44,363	44,363	—	—	44,363
Share-based compensation	—	—	—	—	19,906	19,906	—	—	19,906
Adjusted operating profit	559,771	251,264	173,257	—	—	984,292	73,180	—	1,057,472

Total Assets	1,142,984	1,408,870	1,361,672	—	747,429	4,660,955	379,713	(186,197)	4,854,471
Total Liabilities	642,265	1,062,002	1,321,749	—	514,243	3,540,259	228,426	(627,470)	3,141,215

Additions to:
Property, plant and equipment	205,955	263,877	374,528	—	525	844,885	120,833	—	965,718
Intangible assets	1,021	4,985	2,941	—	132	9,079	654	—	9,733
Capital expenditure	206,976	268,862	377,469	—	657	853,964	121,487	—	975,451

Three months ended September 30, 2008	Central America	South America	Africa	Amnet	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	339,773	273,418	187,000	—	—	800,191	68,917	—	869,108
Operating profit	154,899	45,308	24,873	—	(25,327)	199,753	8,022	—	207,775
Add back:
Depreciation and amortization	29,647	51,279	39,101	—	254	120,281	15,411	—	135,692
Loss (gain) on disposal and impairment of property, plant and equipment	330	9	63	—	(325)	77	13	—	90
Corporate costs	—	—	—	—	19,609	19,609	—	—	19,609
Share-based compensation	—	—	—	—	5,789	5,789	—	—	5,789
Adjusted operating profit	184,876	96,596	64,037	—	—	345,509	23,446	—	368,955

Revenues from continuing operations for the nine and three months ended September 30, 2009 and 2008 analyzed by country is as follows:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Guatemala	383,398	383,292
El Salvador	369,892	327,852
Honduras	328,397	310,795
Colombia	311,251	347,277
Paraguay	278,520	288,174
Other	777,587	652,158
Total	2,449,045	2,309,548

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Guatemala	131,645	126,805
El Salvador	123,715	108,246
Honduras	106,048	104,723
Colombia	116,483	117,936
Paraguay	97,349	107,323
Other	280,958	235,158
Total	856,198	800,191

Non-current assets as at September 30, 2009 and December 31, 2008 analyzed by country are as follows:

	As at September 30, 2009	As at December 31, 2008
	(Unaudited) US$ ‘000	US$ ‘000
Guatemala	291,404	215,284
El Salvador	456,107	487,197
Honduras	334,695	287,345
Colombia	635,957	593,912
Paraguay	226,133	239,692
Other (i)	1,801,635	1,954,144
Total	3,754,931	3,777,574

(i)                                  Includes Amnet goodwill of $340 million (December 31, 2008: $340 million), which has been allocated to the Amnet business as a whole.

8.  OTHER NON OPERATING (EXPENSE) INCOME, NET

The Group’s other non operating (expense) income, net is comprised of the following:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revaluation of the previously held interests in Navega and Metrored (see note 3)	32,319	—
Exchange loss	(30,474)	(20,828)
Total	1,845	(20,828)

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gain (loss)	9,161	(28,525)
Total	9,161	(28,525)

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

9.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the nine and three month periods ended September 30, 2009 and 2008. The effective tax rate is impacted not only by statutory tax rates in our operations, but also by taxes based on revenue, unrecognized current year tax losses and withholding taxes on transfers between operating and non-operating entities.

10.  EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	405,851	436,228
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(9,274)	15,110
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	396,577	451,338
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	405,851	436,228
Interest expense on convertible debt (US$ ‘000)	—	760
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	405,851	436,988
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(9,274)	15,110
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	396,577	452,098

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,417	107,726
Potential incremental shares as a result of share options (‘000)	253	255
Assumed conversion of convertible debt (‘000)	—	458
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,670	108,439

Basic
- profit from continuing operations attributable to equity holders	3.75	4.05
- (loss) profit from discontinuing operations attributable to equity holders	(0. 09)	0.14
- profit for the period attributable to equity holders	3,66	4.19
Diluted
- profit from continuing operations attributable to equity holders	3.74	4.02
- (loss) profit from discontinuing operations attributable to equity holders	(0.09)	0.15
- profit for the period attributable to equity holders	3.65	4.17

	Three months ended September 30, 2009	Three months ended September 30, 2008 (i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to equity holders from continuing operations (US$ ‘000)	146,240	159,632
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(3,549)	1,663
Net profit attributable to equity holders used to determine the basic earnings per share (US$ ‘000)	142,691	161,295
Diluted
Net profit attributable to equity holders from continuing operations (US$ ‘000)	146,240	159,632
Interest expense on convertible debt (US$ ‘000)	—	—
Net profit attributable to equity holders from continuing operations used to determine the diluted earnings per share (US$ ‘000)	146,240	159,632
Net (loss) profit attributable to equity holders from discontinuing operations (US$ ‘000)	(3,549)	1,663
Net profit attributable to equity holders used to determine the diluted earnings per share (US$ ‘000)	142,691	161,295

Weighted average number of ordinary shares for basic earnings per share (‘000)	108,531	108,254
Potential incremental shares as a result of share options (‘000)	232	199
Assumed conversion of convertible debt (‘000)	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	108,763	108,453

Basic
- profit from continuing operations attributable to equity holders	1.34	1.47
- (loss) profit from discontinuing operations attributable to equity holders	(0.03)	0.02
- profit for the period attributable to equity holders	1.31	1.49
Diluted
- profit from continuing operations attributable to equity holders	1.34	1.47
- (loss) profit from discontinuing operations attributable to equity holders	(0.03)	0.02
- profit for the period attributable to equity holders	1.31	1.49

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

11.  PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2009, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $462 million (September 30, 2008: $845 million). The charge for depreciation on property, plant and equipment for the nine months ended September 30, 2009 was $373 million (September 30, 2008: $285 million).

During the three months ended September 30, 2009, Millicom, excluding discontinued operations, acquired property, plant and equipment with a cost of $133 million (September 30, 2008: $288 million). The charge for depreciation on property, plant and equipment for the three months ended September 30, 2009 was $135 million (September 30, 2008: $105 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	461,843	844,885
Capitalized interests	(3,296)	(6,266)
(Decrease) increase in suppliers advances	(35,545)	68,463
Decrease in payables for property, plant and equipment	194,651	26,306
Increase in vendor financing	(44,789)	(124,515)
Cash used for the purchase of property, plant and equipment	572,864	808,873

	Three months ended September 30, 2009	Three months ended September 30, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	133,408	288,084
Capitalized interests	(728)	(2,993)
(Decrease) increase in suppliers advances	(29,948)	38,346
Decrease in payables for property, plant and equipment	84,852	51,129
Increase in vendor financing	(31,881)	(119,728)
Cash used for the purchase of property, plant and equipment	155,703	254,838

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

12.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

In May 2006 at the Annual General Meeting a long term incentive plan (“2006 LTIP”) was approved. This long term incentive plan was based on a target share award granted to eligible Millicom employees, limited to Millicom senior level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded under the 2006 LTIP vest over a three year period, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

For the 2006 LTIP, the shares granted vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008. In addition at the end of the third-year performance period there were an additional 32% of shares that vested, because performance targets relating to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin were exceeded.

The total charge for the above plan was $22 million which was recorded over the service period.

Long term incentive awards for 2007 (“2007 LTIP”) and 2008 (“2008 LTIP”) were approved by the Board on March 15 and on December 4, 2007. These plans consist of two elements: a performance share plan and a matching share award plan.

The shares awarded under the performance share plan will vest at the end of a three year period, subject to a performance condition related to Millicom’s “earnings per share”. The achievement of a certain level of this condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The matching share award plan requires employees to invest in shares of the Company in order to receive potential matching shares. The shares awarded under this plan vest at the end of a three year period, subject to market conditions that are based on the “total shareholder return” (“TSR”) of Millicom’s shares compared to the TSR of five comparable mobile telephony companies during the three-year period of the plan. A fair value per share has been determined and applied to the total potential number of matching shares and will be expensed over the vesting period. Under the matching share award plan rules, Millicom issued 9,344 new shares on June 16, 2008 and 9,214 new shares on June 22, 2007 which were purchased by employees at fair market value.

The total charge for the above plans, both for the performance shares and for the matching share awards, was estimated as of September 30, 2009 at $10 and $11 million for the 2007 and 2008 LTIP respectively, both to be recorded over the service periods.

Long term incentive awards for 2009 (“2009 LTIP”) were approved by Millicom’s Board of Directors on June 16, 2009. This new plan consists of two elements: a deferred share awards plan and a performance shares plan.

The deferred share awards, that will vest 16.5% on January 1, 2010 and 2011 and 67% on January 1, 2012, are based on past performance. The performance shares plan vest at the end of a three year period, 50% subject to a market condition that is based on the “total shareholder return” (“TSR”) of Millicom compared to the TSR of six comparable mobile telephony companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to a market condition has been determined and applied to the total potential number of performance shares and will be expensed over the vesting period.

The total charge for the above plans, both for the deferred share awards plan and the performance shares plan, was estimated as of September 30, 2009 at $12 million, to be recorded over the service periods.

(b) Total share-based compensation expense

Total share-based compensation for the nine and three months ended September 30, 2009 and 2008 was as follows:

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	(51)	195
2006 LTIP	(530)	3,216
2007 LTIP	(54)	6,513
2008 LTIP	1,765	8,030
2009 LTIP	3,881	—
Shares granted to Directors	383	727
Bonus shares	—	1,225
Total share-based compensation expense	5,394	19,906

	Three months ended September 30, 2009	Three months ended September 30, 2008
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Share options	4	2
2006 LTIP	—	942
2007 LTIP	617	2,171
2008 LTIP	926	2,674
2009 LTIP	1,312	—
Shares granted to Directors	383	—
Total share-based compensation expense	3,242	5,789

Share-based compensation for the nine months ended September 30, 2009 comprised a charge for the various plans and share options of $8 million and a reversal of $3 million for non-vested shares and share options as a result of employees’ departures.

13.  DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013, of which $90 million were repurchased in 2007. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1. The effective interest rate is 10.7%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries, joint ventures or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries, joint ventures and affiliates.

If Millicom experiences a Change of Control Triggering Event, defined as a rating decline resulting from a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

As of September 30, 2009, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $454 million (December 31, 2008: $453 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of September 30, 2009	As of December 31, 2008
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	563,472	496,543
One-two years	282,354	206,050
Two-three years	406,134	335,106
Three-four years	299,536	314,293
Four-five years	694,880	717,995
After five years	108,673	88,039
Total debt	2,355,049	2,158,026

As at September 30, 2009, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,012 million (December 31, 2008: $1,313 million). The assets pledged by the Group for these debts and financings amount to $540 million (December 31, 2008: $610 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the guarantees and the remaining terms of the guarantees as of September 30, 2009 and December 31, 2008. Amounts issued to cover bank guarantees are recorded in the consolidated balance sheets under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at September 30, 2009 (unaudited)		As at December 31, 2008
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
0-1 year	—	—	233,077	240,000
1-3 years	312,202	323,899	22,830	32,998
3-5 years	332,649	373,808	353,012	415,558
More than 5 years	131,529	175,401	102,902	194,022
Total (ii)	776,380	873,108	711,821	882,578

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(ii)                              Including discontinued operations.

14.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the nine months ended September 30, 2009 and 2008.

	Nine months ended September 30, 2009	Nine months ended September 30, 2008 (i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Investing activities
Acquisition of property, plant and equipment	(44,789)	(124,515)
Asset retirement obligation	(23,450)	(8,343)
Financing activities
Share-based compensation	5,394	19,906
Vendor financing	44,789	124,515

(i)                                  Comparative information reclassified as a result of the classification of Millicom’s operations in Cambodia, Laos, Sri Lanka and Sierra Leone as discontinued operations.

15.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. This includes, in the normal course of business, discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2009, the total amount of claims against Millicom’s operations was $98 million (December 31, 2008: $70 million), of which $4 million (December 31, 2008: $3 million) relate to joint ventures, and include a $52 million claim on Millicom’s operation in Senegal for a tax assessment for the years from 2003 to 2008, for which the majority is considered to be baseless. As at September 30, 2009, $25 million (December 31, 2008: $10 million) has been provided for these risks in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business.  However, the government of the Republic of Senegal published on November 12, 2008 a decree dated as of 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly-owned Millicom subsidiary and Sentel instituted arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instituted court proceedings in Senegal against Millicom and Sentel and has sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom. Millicom believes that the action filed by the Republic of Senegal is baseless and also ignores the agreement between Sentel and the Republic of Senegal to submit any dispute concerning the license to an international arbitration forum.

Capital commitments

As of September 30, 2009, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets for a value of $340 million (December 31, 2008: $539 million), of which $332 million (December 31, 2008: $523 million) are due within one year and $44 million (December 31, 2008: $57 million) relate to joint ventures, from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $269 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at September 30, 2009 was $7 million (December 31, 2008: $26 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness and legal restrictions.

16.  SUBSEQUENT EVENTS

Amnet refinancing

On October 2, 2009, Millicom completed the refinancing of the Amnet bridging loan in a $250 million deal with five banks over a two years period.

Completion of the sale of Millicom’s Sri Lanka operation

On October 15, 2009 Millicom announced that it entered into an unconditional agreement for the sale of Tigo (Private) Limited, its Sri Lanka operation, to Etisalat for approximately $155 million in total cash proceeds. The transaction, that valued the Sri Lanka operation at an enterprise value of $207 million, was closed on October 16, 2009. The net gain realized by Millicom amounted to approximately $50 million.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS.

Overview

Introduction

We are a global telecommunications group with mobile telephony operations in the world’s emerging markets. We also operate fixed telephony, cable and broadband businesses in five countries in Central America. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue growth while delivering operating profitability.

As at September 30, 2009, we have 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa and Asia. Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia. Millicom’s operation in Sierra Leone was classified as a discontinued operation as from December 2008; the Asia region has been classified as a discontinued operation from January 1, 2009 (see note 5). Millicom operation in Sri Lanka was sold on October 16, 2009 (see note 16). In 2008, Millicom acquired 100% of Amnet Telecommunications Holding Limited, a provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, of fixed telephony in El Salvador and Honduras, and of corporate data services in the above countries as well as Guatemala and Nicaragua. In addition, in December 2008, Millicom was successful in the tender for the third national mobile license in Rwanda. Services in Rwanda are expected to be launched before the end of 2009.

As of September 30, 2009, the countries where we had mobile operations had a combined population of approximately 287 million. This means that 287 million is the number of people covered by our mobile licenses, representing the number of people who could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers, excluding discontinued operations (see note 5) reached 32 million as at September 30, 2009.

Most of our markets are attractive due to their relatively low degree of penetration of fixed and mobile telephony services as compared to more developed markets. Usage of telecommunications services has historically been low in the countries in which we operate due to poor or insufficient infrastructure, the unavailability and high costs of such services and the low levels of disposable income. We believe there is a significant opportunity for further growth of our services in the markets because our services are essential for basic communication in the markets in which we operate, and therefore the percentage of GDP spent on the services we offer will continue to grow in our markets.

Operating Results

The discussion below focuses on the results from continuing operations.

Nine months ended September 30, 2009 and 2008

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Nine months ended		comparative results
	September 30,		for period
	2009	2008	Amount of	Percent
	(unaudited)	(unaudited)	variation	change
	(in US$ ‘000, except percentages)
Revenues	2,449,045	2,309,548	139,497	6%
Cost of sales	(865,969)	(819,471)	(46,498)	6%
Sales and marketing	(472,023)	(491,349)	19,326	(4)%
General and administrative expenses	(438,498)	(366,135)	(72,363)	20%
Other operating expenses	(46,370)	(44,363)	(2,007)	5%
Operating profit	626,185	588,230	37,955	6%
Interest expense	(127,722)	(87,634)	(40,088)	46%
Interest and other financial income	8,042	25,332	(17,290)	(68)%
Other non operating income (expense), net	1,845	(20,828)	22,673	(109)%
Profit from associates	2,339	6,771	(4,432)	(65)%
Charge for taxes	(143,803)	(131,599)	(12,204)	9%
Profit for the period from continuing operations	366,886	380,272	(13,386)	(4)%
(Loss) profit for the period from discontinued operations, net of tax	(9,274)	15,110	(24,384)	(161)%
Non-controlling interests	38,965	55,956	(16,991)	(30)%
Net profit for the period attributable to equity holders of the company	396,577	451,338	(54,761)	(12)%

We derive our revenues mainly from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Total revenues increased by 6% for the nine months ended September 30, 2009 to $2,449 million from $2,310 million for the nine months ended September 30, 2008. Despite an increase of 20% in the number of mobile customers, revenue growth in the first nine months of 2009 compared to the first nine months of 2008 was flat for our mobile operations. This was mainly as a result of movements in the value of the dollar which negatively impacted exchange rates in Ghana, Paraguay and Tanzania. Ignoring currency effects, mobile revenues grew by 9% for the first nine months of 2009 compared to the first nine months of 2008. The new Millicom businesses (Amnet and Navega) contributed 6 percentage points of growth.

The main drivers of our growth in revenues in constant currencies for the nine months ended September 30, 2009 were penetration and market share gains in Africa and, in addition, we saw growth in value added services, including 3G, in Latin America.

Our mobile customers, as shown in the table below, increased by 20% to 32 million as at September 30, 2009 from 26 million as of September 30, 2008.

Customers	2009	2008	Growth
Central America	12,366,164	10,846,076	14%
South America	8,413,968	7,191,863	17%
Africa	11,077,166	8,437,868	31%
Total	31,857,298	26,475,807	20%

Capital expenditure of $486 million for the nine months ended September 30, 2009 resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Expansion of the distribution network also helped drive customer growth by increasing the points of sale where we sell our products, which makes the products more accessible. Millicom added 4 million net new mobile customers in the nine months ended September 30, 2009.

We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques. Millicom is today more focused on attracting loyal and higher revenue generating customers.

In Central America, Honduras grew its customer base by 11% year-on-year, despite the entry of a third operator at the end of 2008.  Guatemala grew its customer base by 19% year-on-year and El Salvador by 10%.

In South America, total customers increased by 17% year on year with Bolivia and Paraguay showing increases of 47% and 12% respectively.  In Colombia, the increase in customers was 9%.

In Africa, the best performing markets in terms of net customer additions were Chad, which grew by 94% year-on-year, and Tanzania, which grew by 68% year-on-year. In DRC, total customers increased by 52% year-on-year. In Senegal, total customers increased by 4% year-on-year, which indicates the level of trust that customers are placing in the Tigo brand, despite the litigation with the Senegalese government (see note 15).

Our mobile attributable customer base increased to 28 million customers as at September 30, 2009 from 23 million customers as of September 30, 2008, an increase of 21%.

Future customer growth is highly dependant on the quality, capacity and coverage of our network; increased points of sale; innovative product development and continued focus on a competitive value proposition.

Revenues: Revenues for the nine months ended September 30, 2009 and 2008 by segment were as follows:

Revenues	2009	2008	Growth
Central America	984,351	1,021,939	(4)%
South America	763,091	759,148	1%
Africa	554,949	528,461	5%
Amnet	146,654	—	—
Total	2,449,045	2,309,548	6%

Central America — In the first nine months of 2009, Millicom added some 1,185 thousand net new customers in Central America, bringing the total at the end of the first nine months of 2009 to 12 million, up 14% year-on-year. Our customer growth rate in Central America is slowing due to the high rates of mobile penetration in these markets, the weak economy and a growing focus on higher quality customers.

Revenues for the first nine months of 2009 were $984 million, down 4% year-on-year, as we have seen a continued lowering of remittances from the United States of America, which were down by more than 12% compared to the same period in 2008.

Local currency ARPU for Central America was down 17% year-on-year, with Honduras showing the weakest trend.  The main factor of the decline in Honduras was the introduction of a new tax on inbound international traffic in July, which will have an annualized impact of approximately $18 million on both revenues and operating profit.  Although Millicom’s market share in Honduras has increased, the market continues to be heavily promotional.

Millicom continued to gain share in both El Salvador and Guatemala, despite a further reduction in handset subsidies in El Salvador, which reduced the rate of gross adds. After several quarters of market share losses after the launch of a new competitor last year, Millicom is now gaining share again in Honduras as well. Our high market share, with number one positions in all three Central American markets, has enabled us to maintain consistently high margins, despite the tougher environment.

Capex in Central America for the first nine months of 2009 was $66 million, reflecting the fact that our networks are now substantially built and that activity is more subdued.

Our strategy in the current market environment has been to focus on developing higher margin services and to manage our cost base closely. Longer term, we expect mobile and fixed line data to be important drivers of our business as we seek to increase our share of disposable income in the region.

South America — Revenues for the first nine months of 2009 in South America amounted to $763 million, an increase of 1% compared to the same period of last year, though this was mainly as a result of currency devaluation against the dollar and in local currency, revenues grew by 13%.

Customers in South America increased by 17% year-on-year, to reach 8 million as at September 30, 2009, with particularly strong growth in Bolivia where the customer base was up 47% year-on-year, driven by market share gains and rising penetration. In Colombia we made steady progress, with the customer base up 9% year-on-year.  Our focus in Colombia has been on improving the perception of our network coverage through advertising and below-the-line activity, and there are early signs that this campaign is being effective.

Capex in South America for the first nine months of 2009 amounted to $111 million reflecting the lower need now that networks are built out.

Our focus during the first nine months of 2009 was on profitability through cost reduction initiatives and on customer proximity so as to better address the specific needs of the population. This has led to a strong increase in value added services (“VAS”) which continues to be a driver of growth in these markets. Data revenues in particular have been growing at a strong pace across the region since the launch of 3G services in the second half of 2008.

Our operation in Paraguay, after a period of stability, increased its market share and reported the best margins in the region. In Bolivia we have increased market share too. In Colombia Millicom is holding its market share as it begins to add net new customers again, and its market share of 3G and data services is encouraging.

Africa — Revenues for the first nine months of 2009 amounted to $555 million, up 5% on the same period of last year, though the growth would have been higher if the currencies had not decreased against the dollar. Net customer additions in the period under analysis amounted to 2,029 thousand, particularly helped by Chad and Tanzania which is a reflection of the considerable capex that has recently been invested in these markets. Overall we have continued to see good market share growth, with a further 1 percentage point increase in the first nine months of 2009 to 30%.

Capex in Africa for the first nine months of 2009 was $261 million, 47% of revenues, which is an indication of our confidence in the medium to long term growth potential of Africa despite the current challenges. In the current economic environment we are carefully managing our capex investments in Africa and we are introducing cost reduction initiatives across the region.

Amnet — As at September 30, 2009 Amnet, our cable and broadband business in Central America, had approximately 611 thousand revenue generating units.  Revenues reached $147 million.  We continue to see good growth in the Amnet broadband business, which is a key element of our future strategy. Revenues from TV subscriptions are holding up well given the economic environment. Capex for Amnet was $47 million.

Our focus this year has been on consolidating the new organizational structure, renegotiating agreements with some key content suppliers and on making profitable capital investments in areas that offer good returns. Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market.

During the first nine months of 2009 we continued to improve the organization and outsourced a number of functions in order to increase operating efficiency and reduce costs. On the back of these changes, in El Salvador we are integrating Amnet into Tigo from both a product and back office perspective so that we can benefit from increased revenue opportunities through bundled services, and reduce our overall cost base. We have re-branded Amnet in El Salvador to Tigo and this change has been well received by customers given the recognition of the brand.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where Tigo was most recently launched. This strategy will continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposal income.

Cost of sales: Cost of sales increased by 6% for the nine months ended September 30, 2009 to $866 million from $819 million for the nine months ended September 30, 2008. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Gross profit margin was 65% for both the nine months ended September 30, 2009 and 2008.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks.

Sales and marketing: Sales and marketing expenses decreased by 4% for the nine months ended September 30, 2009 to $472 million from $491 million for the nine months ended September 30, 2008. Sales and marketing costs were comprising mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, and staff costs. As a percentage of revenues, sales and marketing expenses decreased from 21% for the nine months ended September 30, 2008 to 19% for the nine months ended September 30, 2009.

Future sales and marketing costs will be impacted by the expansion of the distribution network which requires higher spending on brand awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses: General and administrative expenses increased by 20% for the nine months ended September 30, 2009 to $438 million from $366 million for the nine months ended September 30, 2008. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our mobile operations, including an increase in staffing levels to accommodate Millicom’s growth and higher depreciation of fixed assets other than network equipment. As a percentage of revenues, general and administrative expenses increased to 18% for the nine months ended September 30, 2009 from 16% for the nine months ended September 30, 2008.

We continue to seek ways to further reduce our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses: Other operating expenses increased by 5% for the nine months ended September 30, 2009 to $46 million from $44 million for the nine months ended September 30, 2008. This increase is mainly explained by the increased number group support functions to oversee and support the growth in the operating companies.

Operating profit:  Operating profit for the nine months ended September 30, 2009 and 2008 by segment were as follows:

Operating profit	2009	2008	Growth
Central America	443,341	479,335	(8)%
South America	152,805	99,171	54%
Africa	57,577	74,274	(22)%
Amnet	25,055	—	—
Unallocated	(52,593)	(64,520)
Total	626,185	588,260	6%

Operating profit margin	2009	2008	Change in % points
Central America	45%	47%	(2)
South America	20%	13%	7
Africa	10%	14%	(4)
Amnet	17%	—	—
Total	26%	25%	1

As a general rule, the companies with the highest market share, which have already achieved critical mass, were able to maintain or improve their operating margins.

Millicom’s operation in the Democratic Republic of Congo continued to incur operating losses, as it aggressively rolls out the triple “A” operating strategy for the company, incurring sales and marketing and network rollout costs ahead of an expected increase in revenues as a result of the 52% increase year-on-year in mobile customers in the nine months ended September 30, 2009. Adjusted operating profit in DRC was positive over the last months and on an improving trend.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capex. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits in the future.

Interest expense: Interest expense for the nine months ended September 30, 2009 amounted to $128 million, an increase of 46% from the nine months ended September 30, 2008. This increase was mainly due to the cancellation, in the third quarter of 2008, of the proposed redemption of the 10% Senior Notes (see note 13), which led to a one-off profit of $29 million, related to the reversal of the 5% premium for early repayment that was booked at the end of 2007. In addition, borrowings increased, although the interest rates declined. A significant portion of Millicom’s gross debt is at variable rates, which declined significantly. It’s Millicom’s intention in the near future to hedge part of its interest rate exposure to reach a 50% balance of variable interest rate debt.

Interest and other income: Interest and other income for the nine months ended September 30, 2009 decreased by 68% to $8 million from $25 million for the nine months ended September 30, 2008. A reduction in interest rates, together with lower cash balances during the nine months ended September 30, 2009 compared to the same period last year, impacted the interest income.

Other non operating (expense) income, net: Other non operating (expense) income, net for the nine months ended September 30, 2009 was an income of $2 million. It corresponded to the net of exchange losses for $30 million and the gain of $32 million linked to the revaluation of the existing interests in Navega and Metrored, following the early application of IFRS 3R to these acquisitions (see note 3 and 8). Other non operating (expense) income, net for the nine months ended September 30, 2008 was an expense of $21 million, totally related to exchange loss (see note 8).

Charge for taxes: The net tax charge for the nine months ended September 30, 2009 increased to $144 million from $132 million for the nine months ended September 30, 2008. The Group’s effective tax rate increased from 26% for the nine months ended September 30, 2008 to 28% for the nine months ended September 30, 2009. Both increases were mainly the result of a higher proportion of net corporate expenses and interest to total Group profit before taxes.

In the future, as the business grows, Millicom expects to be able to charge additional management fees and brand fees to the operating companies as the revenues of the operating companies grow, thus increasing the corporate income. In addition, as the Group’s profit before tax grows, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by operating companies that are taxed on revenues rather than profit before tax. There is a risk that these situations could change and that these operating companies could be taxed on profits before tax in future years. This could increase the Group effective tax rate.

Net profit for the period attributable to equity holders of the company: The net profit for the nine months ended September 30, 2009 was $397 million compared to a net profit of $451 million for the nine months ended September 30, 2008. Profit from continuing operations decreased to $367 million for the nine months ended September 30, 2009 from $380 million for the nine months ended September 30, 2008. The loss from discontinued operations (Millicom’s operation in Sierra Leone and the Asia segment) for the nine months ended September 30, 2009 was $9 million compared to a profit for the nine months ended September 30, 2008 of $15 million.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. In the nine months ended September 30, 2009, we had a net exchange loss of $30 million. In the nine months ended September 30, 2008, we had a net exchange loss of $21 million.

To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$, which could affect our results of operations. In addition, exchange rates are impacting Millicom’s earnings, assets and cash flows as we have US$ debts, held at local operational level, because local currency borrowing facilities are not available. We generally do not hedge our foreign currency exposures, by lack of available instruments in the countries where we operate.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the nine months ended September 30, 2009, we upstreamed $444 million from 8 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the nine months ended September 30, 2008 we upstreamed $362 million from 11 of the 16 countries in which we operated.

Cash flows

For the nine months ended September 30, 2009, cash provided by operating activities was $829 million, compared to $716 million for the nine months ended September 30, 2008. The increase is mainly the result of cost controls and favorable product mix offered to our customers.

Cash used by investing activities was $706 million for the nine months ended September 30, 2009, compared to $810 million for the nine months ended September 30, 2008. In the nine months ended September 30, 2009 Millicom used cash to purchase $573 million of property, plant and equipment compared to $809 million for the same period in 2008. In addition Millicom used $47 million to purchase the remaining non-controlling interests in Navega and in its operation in Chad (see note 3). An additional $9 million was used for minor investments.

Financing activities provided total cash of $104 million for the nine months ended September 30, 2009, compared to a use of cash of $25 million for the nine months ended September 30, 2008. In the nine months ended September 30, 2009 Millicom repaid debt of $207 million while raising funds of $310 million through new financing.

The net cash inflow in the nine months ended September 30, 2009 was $199 million compared to an outflow of $173 million for the nine months ended September 30, 2008. Millicom had closing cash and cash equivalents balances of $873 million as at September 30, 2009 compared to $1,001 million as at September 30, 2008.

Capital additions

Our additions to property, plant and equipment and intangible assets by geographical region were as follows during the periods indicated:

	For the nine months ended September 30
	2009	2008
	(unaudited)	(unaudited)
	(in US$ ‘000)

Central America	65,582	206,976
South America	111,468	268,862
Africa	261,257	377,469
Amnet	46,921	—
Unallocated	787	657
Discontinued operations	65,848	121,487
Total	551,863	975,451

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and other debt and financing

As of September 30, 2009 we had total consolidated outstanding debt and other financing of $2,355 million (December 31, 2008: $2,158 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,012 million (December 31, 2008: $1,313 million).

Commitments

As of September 30, 2009, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $340 million (December 31, 2008: $539 million) of which $332 million (December 31, 2008: $523 million) are due within one year.

Guarantees

As of September 30, 2009, we had outstanding guarantees for a total amount of $776 million (December 31, 2008: $712 million).

Item 3. UNRESOLVED STAFF COMMENTS

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: November 17, 2009